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The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus supplements and prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
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                                                Filed Pursuant to Rule 424(b)(5)
                                                     Registration No. 333-121067

                  SUBJECT TO COMPLETION, DATED December 1, 2005

PRELIMINARY PRICING SUPPLEMENT No. 10
to Prospectus Supplement dated May 18, 2005
to Prospectus Supplement dated May 18, 2005
and Prospectus dated May 18, 2005

                                   $9,000,000
                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES H
                        0.25% Notes Due December 8, 2012
         Performance Linked to the Common Stock of Deere & Company (DE)

Because these notes are part of a series of Lehman Brothers Holdings' debt securities called Medium-Term Notes, Series H, this preliminary pricing supplement and the accompanying prospectus supplement, dated May 18, 2005 (the
"synthetic convertible prospectus supplement") should also be read with the accompanying prospectus supplement, dated May 18, 2005 (the "MTN prospectus supplement") and the accompanying prospectus dated May 18, 2005 (the "base prospectus"). Terms used here have the meanings given them in the synthetic convertible prospectus supplement, the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

o    REFERENCE EQUITY: The common stock of Deere & Company ("DE"). Deere &
     Company is not involved in this offering and has no obligation with respect to the notes.

o    STATED MATURITY DATE: December 8, 2012, subject to postponement if the valuation date is postponed.

o    INTEREST RATE: 0.25% per annum.

o    INTEREST PAYMENT DATES: June 8 and December 8 of each year, beginning on
     June 8, 2006.

o    INTEREST PAYMENT RECORD DATES: 15 calendar days prior to each interest payment date.

o    PRINCIPAL AMOUNT: $1,000 per note, and in the aggregate, $9,000,000.

o    THRESHOLD VALUE: 106.32% of the average execution price per share of common stock that an affiliate of Lehman Brothers Holdings will pay to hedge
     Lehman Brothers Holdings' obligations under the notes.

o    EARLIEST REDEMPTION DATE: December 1, 2008.

o    REDEMPTION NOTICE PERIOD: 30 calendar days.

o    OPTIONAL REPURCHASE NOTICE PERIOD: Eight business days.

o    DETERMINATION PERIOD: Three business days.

o    MULTIPLIER: The initial multiplier for the shares of common stock of Deere
     & Company is 1.0. The multiplier is subject to adjustment under various circumstances, as described under the caption "Description of the
     Notes--Adjustments to multipliers and to securities included in the calculation of the settlement value" on page SS-16 of the synthetic convertible prospectus supplement, including if Deere & Comany pays a quarterly cash dividend of more or less than the base dividend of $0.39 per share on its shares of common stock. If Deere & Company fails to declare or make a quarterly cash dividend payment, the effective adjustment date for adjusting the multiplier will be the first business day immediately following the 13th day of each February, May, August or November and the valuation date, as applicable.

o    STOCK SETTLEMENT: Yes, upon exercise by the holder of the repurchase option and at the option of Lehman Brothers Holdings at maturity, all as described under the caption "Description of the Notes--Stock settlement" on page
     SS-21 of the synthetic convertible prospectus supplement. Lehman Brothers
     Holdings will provide the trustee with not less than 15 calendar days'
     prior written notice if it elects the stock settlement option.

o    LISTING: The notes will not be listed on any exchange.

    Investing in the notes involves risks. Risk Factors begin on page SS-7 of the synthetic convertible prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this preliminary pricing supplement, any accompanying prospectus supplement or any accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                   ----------

                                                           Per Note      Total
                                                           --------   ----------
Public offering price...................................    100.00%   $9,000,000
Underwriting discount...................................      0.25%   $   22,500
Proceeds to Lehman Brothers Holdings....................     99.75%   $8,977,500

                                   ----------

Lehman Brothers Holdings has granted the underwriter an option to purchase, within 13 days of the original issuance, up to an additional $1,350,000 aggregate principal amount of notes on the same terms and conditions set forth above solely to cover over-allotments, if any.

The notes are expected to be ready for delivery in book-entry form only through
The Depository Trust Company on or about December 8, 2005.

                                   ----------

                                 LEHMAN BROTHERS

December 1, 2005

     EXAMPLES OF AMOUNT PAYABLE AT MATURITY OR UPON REDEMPTION OR REPURCHASE

Here are two examples of hypothetical alternative redemption amount calculations. In each of these examples it is assumed that Deere & Company does not change the amount of the quarterly cash dividends that it pays on its shares of common stock during the term of the notes. In each of these examples, it is assumed that the threshold value is $73.31.

EXAMPLE 1. ASSUMING THE SETTLEMENT VALUE IS $40:

Alternative redemption amount per $1,000 note =

              $40.00
     $1,000 x ------ = $545.62
              $73.31

As a result, on the maturity date or upon redemption, you would receive $1,000 per $1,000 note because $1,000 is greater than $545.62.

In the case of stock settlement in this example, you would receive, if you held a $1,000 note, 25 shares of common stock of Deere & Company at maturity, or 13 shares of common stock of Deere & Company plus $25.62 in cash upon repurchase.
To the extent that you hold more than $1,000 aggregate principal amount of notes, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per $1,000 note, basis. For example, if you held $9,000,000 aggregate principal amount of notes, you would receive, in total, 225,000 shares of common stock of Deere & Company at maturity, or 122,766 shares of common stock of Deere & Company plus $13.38 in cash upon repurchase.

EXAMPLE 2. ASSUMING THE SETTLEMENT VALUE IS $100:

Alternative redemption amount per $1,000 note =

              $100.00
     $1,000 x ------- = $1,364.07
               $73.31

As a result, on the maturity date or upon redemption, you would receive
$1,364.07 per $1,000 note because $1,364.07 is greater than $1,000.

In the case of stock settlement in this example, you would receive, if you held a $1,000 note, 13 shares of common stock of Deere & Company plus $64.07 in cash at maturity or upon repurchase. To the extent that you hold more than $1,000 aggregate principal amount of notes, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per $1,000 note, basis. For example, if you held $9,000,000 aggregate principal amount of notes, you would receive, in total, 122,766 shares of common stock of Deere &
Company plus $33.47 in cash, at maturity or upon repurchase.

To the extent the actual settlement value or threshold value differs from the values assumed above or that Deere & Company changes the amount of the quarterly cash dividends it pays, the results indicated above would be different.

                                      PS-2

                                 THE INDEX STOCK

DEERE & COMPANY

Lehman Brothers Holdings has obtained the following information regarding Deere
& Company from Deere & Company's reports filed with the SEC.

Deere & Company and its subsidiaries (collectively called John Deere) have operations which are categorized into four major business segments.

The agricultural equipment segment manufactures and distributes a full line of farm equipment and related service parts -- including tractors; combine, cotton and sugarcane harvesters; tillage, seeding and soil preparation machinery;
sprayers; hay and forage equipment; material handling equipment; and integrated agricultural management systems technology.

The commercial and consumer equipment segment manufactures and distributes equipment, products and service parts for commercial and residential uses --
including small tractors for lawn, garden, commercial and utility purposes;
walk-behind mowers; golf course equipment; utility vehicles (including those commonly referred to as all-terrain vehicles, or "ATVs"); landscape products and irrigation equipment; and other outdoor power products.

The construction and forestry segment manufactures, distributes to dealers and sells at retail a broad range of machines and service parts used in construction, earthmoving, material handling and timber harvesting -- including backhoe loaders; crawler dozers and loaders; four-wheel-drive loaders;
excavators; motor graders; articulated dump trucks; landscape loaders;
skid-steer loaders; and log skidders, feller bunchers, log loaders, log forwarders, log harvesters and related attachments.

The products and services produced by the segments above are marketed primarily through independent retail dealer networks and major retail outlets.

The credit segment primarily finances sales and leases by John Deere dealers of new and used agricultural, commercial and consumer, and construction and forestry equipment. In addition, it provides wholesale financing to dealers of the foregoing equipment, provides operating loans, finances retail revolving charge accounts and plans to offer certain crop risk mitigation products.

John Deere also provides managed health care plans.

The index stock is registered under the Securities Exchange Act of 1934.
Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the SEC.
Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC's website described under "Where You Can Find More Information" on page 58 of the accompanying base prospectus. In addition, information regarding the index stock issuer may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

HISTORICAL INFORMATION ABOUT THE SHARES OF COMMON STOCK OF DEERE & COMPANY

The shares of common stock of Deere & Company are listed on The New York Stock
Exchange under the symbol "DE".

The following table presents the high and low closing prices for the shares of common stock of Deere & Company, as reported on The New York Stock Exchange during each fiscal quarter in 2002, 2003, 2004 and 2005 (through the date of this preliminary pricing supplement), and the closing price at the end of each quarter in 2002, 2003, 2004 and 2005 (through the date of this preliminary pricing supplement).

The historical prices of the index stock are not indications of future performance. Lehman Brothers Holdings cannot assure you that the prices of the index stock will not fall below the threshold value or will increase enough so that the alternative redemption amount will be greater than or equal to $1,000.
The historical prices below have been adjusted to reflect any stock splits or reverse stock splits.

All information in the table that follows was obtained from Bloomberg L.P., without independent verification.

                                      PS-3

 QUARTER    QUARTER    QUARTERLY    QUARTERLY   QUARTERLY   QUARTERLY
  START       END     START LEVEL   END LEVEL      HIGH        LOW
--------   --------   -----------   ---------   ---------   ---------
01/01/02   03/31/02      43.40        45.55       49.78       41.50
04/01/02   06/30/02      45.39        47.90       47.95       42.10
07/01/02   09/30/02      48.08        45.45       48.85       38.27
10/01/02   12/31/02      47.20        45.85       51.18       42.16
01/01/03   03/31/03      47.42        39.26       47.42       37.96
04/01/03   06/30/03      39.44        45.70       48.03       39.44
07/01/03   09/30/03      46.07        53.31       58.06       44.40
10/01/03   12/31/03      55.70        65.05       67.10       55.70
01/01/04   03/31/04      64.30        69.31       69.94       60.99
04/01/04   06/30/04      69.15        70.14       74.85       62.90
07/01/04   09/30/04      67.86        64.55       67.86       57.60
10/01/04   12/31/04      64.89        74.40       74.42       58.05
01/01/05   03/31/05      72.94        67.13       72.94       65.85
04/01/05   06/30/05      66.24        65.49       68.12       59.69
07/01/05   09/30/05      66.10        61.20       73.53       60.40
10/01/05   11/30/05      61.62        69.35       69.35       57.16

                                      PS-4

HYPOTHETICAL RETURNS

The table below illustrates, for a range of hypothetical settlement values calculated on the valuation date, in each case assuming that the threshold value is $73.31:

o    the hypothetical alternative redemption amount per $1,000 note;

o    the percentage change from the principal amount to the hypothetical alternative redemption amount;

o    the hypothetical total amount payable at stated maturity per $1,000 note
     (without interest);

o    the hypothetical total rate of return (without interest);

o    the hypothetical annualized pre-tax rate of return (without interest);

o    the hypothetical total rate of return (including interest); and

o    the hypothetical annualized pre-tax rate of return (including interest).

                                  PERCENTAGE    HYPOTHETICAL
                                  CHANGE OF     TOTAL AMOUNT                  HYPOTHETICAL                  HYPOTHETICAL
                                 HYPOTHETICAL    PAYABLE AT                    ANNUALIZED                    ANNUALIZED
                 HYPOTHETICAL    ALTERNATIVE       STATED      HYPOTHETICAL      PRE-TAX     HYPOTHETICAL      PRE-TAX
 HYPOTHETICAL     ALTERNATIVE     REDEMPTION    MATURITY PER    TOTAL RATE       RATE OF      TOTAL RATE       RATE OF
  SETTLEMENT      REDEMPTION     AMOUNT OVER     $1,000 NOTE     OF RETURN       RETURN        OF RETURN       RETURN
 LEVEL ON THE     AMOUNT PER    THE PRINCIPAL     (WITHOUT       (WITHOUT       (WITHOUT      (INCLUDING     (INCLUDING
VALUATION DATE    $1,000 NOTE       AMOUNT        INTEREST)      INTEREST)      INTEREST)      INTEREST)      INTEREST)
--------------   ------------   -------------   ------------   ------------   ------------   ------------   ------------

    $  0.00        $    0.00      -100.000%       $1,000.00        0.000%        0.000%          1.750%        0.248%
    $ 20.00        $  272.81       -72.719%       $1,000.00        0.000%        0.000%          1.750%        0.248%
    $ 40.00        $  545.63       -45.437%       $1,000.00        0.000%        0.000%          1.750%        0.248%
    $ 60.00        $  818.44       -18.156%       $1,000.00        0.000%        0.000%          1.750%        0.248%
    $ 73.31        $1,000.00         0.000%       $1,000.00        0.000%        0.000%          1.750%        0.248%
    $ 80.00        $1,091.26         9.126%       $1,091.26        9.126%        1.255%         10.876%        1.486%
    $100.00        $1,364.07        36.407%       $1,364.07       36.407%        4.535%         38.157%        4.726%
    $120.00        $1,636.88        63.688%       $1,636.88       63.688%        7.294%         65.438%        7.457%

----------
For purposes of this table, it is assumed that Deere & Company does not change the amount of the quarterly cash dividends that it pays on its shares of common stock during the term of the notes.

The above figures are for purposes of illustration only. The actual amount received by investors and the resulting total and pre-tax rates of return will depend entirely on the actual settlement value determined by the calculation agent. In particular, the actual settlement value could be lower or higher than those reflected in the table.

The table above only provides hypothetical return information with regard to notes held to maturity. It is not applicable in the case of notes repurchased or redeemed prior to the stated maturity date.

You should compare the features of the notes to other available investments before deciding to purchase the notes. Due to the uncertainty as to whether the alternative redemption amount, at stated maturity or in connection with a repurchase or redemption, will be greater than $1,000 per $1,000 note or whether the notes will be redeemed prior to the stated maturity date, the return on investment with respect to the notes may be higher or lower than the return available on other securities issued by Lehman Brothers Holdings or by others and available through Lehman Brothers Inc. You should reach an investment decision only after carefully considering the suitability of the notes in light of your particular circumstances.

                                      PS-5

           SUPPLEMENTAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Lehman Brothers Holdings is required to provide the comparable yield to you and, solely for tax purposes, is also required to provide a projected payment schedule that includes the actual interest payments on the notes and estimates the amount and timing of contingent payments on the notes. Lehman Brothers
Holdings has determined that the comparable yield is an annual rate of 5.2245%
compounded semi-annually. Based on the comparable yield, the projected payment schedule per $1,000 note is $1.25 semi-annually and $1415.28 due at maturity.
Lehman Brothers Holdings agrees and, by purchasing a note, you agree, for United
States federal income tax purposes, to be bound by Lehman Brothers Holdings'
determination of the comparable yield and projected payment schedule. As a consequence, for United States federal income tax purposes, you must use the comparable yield determined by Lehman Brothers Holdings and the projected payments set forth in the projected payment schedule prepared by Lehman Brothers
Holdings in determining your interest accruals, and the adjustments thereto, in respect of the notes.

Because there is no statutory, judicial, or administrative authority directly addressing the characterization of notes with terms such as the notes for United
States federal income tax purposes, it is possible that the Internal Revenue
Service could assert characterizations other than those described in the accompanying synthetic convertible prospectus supplement that could affect the timing, amount and character of income, gain, loss or deduction. You should consult your own tax advisors concerning the federal income tax consequences of the notes in light of your particular situation. See "United States Federal
Income Tax Consequences" in the accompanying synthetic convertible prospectus supplement.

                                      PS-6

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. and Lehman
Brothers Inc. has agreed to purchase, all of the notes at the price indicated on the cover of this preliminary pricing supplement.

Lehman Brothers Holdings has agreed to indemnify Lehman Brothers Inc. against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that Lehman Brothers Inc. may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

Lehman Brothers Inc. will offer the notes initially at a public offering price equal to the issue price set forth on the cover of this preliminary pricing supplement. After the initial public offering, the public offering price may from time to time be varied by Lehman Brothers Inc.

Lehman Brothers Holdings has granted to Lehman Brothers Inc. an option to purchase, at any time within 13 days of the original issuance of the notes, up to $1,350,000 additional aggregate principal amount of notes solely to cover over-allotments. To the extent that the option is exercised, Lehman Brothers
Inc. will be committed, subject to certain conditions, to purchase the additional notes. If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman Brothers Holdings would be $10,350,000, $25,875 and $10,324,125, respectively.

Lehman Brothers Holdings expects to deliver the notes against payment on or about December 8, 2005, which is the fifth business day following the date of this preliminary pricing supplement.

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the notes on the date of this preliminary pricing supplement, it will be required, by virtue of the fact that the notes initially will settle on the fifth business day following the date of this preliminary pricing supplement, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

An affiliate of Lehman Brothers Holdings will enter into a swap transaction in connection with the notes and will receive customary compensation for that transaction.

                                      PS-7

                                   $9,000,000

                          LEHMAN BROTHERS HOLDINGS INC.

                           MEDIUM-TERM NOTES, SERIES H

                        0.25% NOTES DUE DECEMBER 8, 2005
                            PERFORMANCE LINKED TO THE
                      COMMON STOCK OF DEERE & COMPANY (DE)

                                   ----------

                         PRELIMINARY PRICING SUPPLEMENT
                                DECEMBER 1, 2005

                        (INCLUDING PROSPECTUS SUPPLEMENT
                               DATED MAY 18, 2005,

                              PROSPECTUS SUPPLEMENT

                             DATED MAY 18, 2005 AND

                                   PROSPECTUS
                               DATED MAY 18, 2005)

                                   ----------

                                 LEHMAN BROTHERS